                                               Filed pursuant to Rule 424(B)(5)
                                               SEC File No. 333-82909

            Prospectus Supplement to Prospectus dated August 5, 1999

                                  $500,000,000

                             Wal-Mart Stores, Inc.

               Puttable Reset Securities PURSSM due June 1, 2018
                          Reset Interest Rate:  5.955%

                          ----------------------------

  We will pay interest on the PURS on June 1 of each year. The first interest payment date after the reset interest rate takes effect will be June 1, 2001. Interest on the PURS will accrue at the reset interest rate stated above from June 1, 2000 through May 31, 2001. On June 1, 2001 and every June 1 thereafter until and including June 1, 2017, the interest rate may be reset as a fixed rate to be determined as described in this prospectus supplement. See "Description of the PURS-Interest Payments" and "-Reset of Interest Rate."

  At the time each interest rate reset occurs, Goldman, Sachs & Co. has the option and right to repurchase the PURS from you at 100% of their principal amount. If Goldman, Sachs & Co. does not purchase the PURS from you, you will have the right to sell your PURS to us at 100% of their principal amount.

  The PURS will mature on June 1, 2018. We may not redeem the PURS and the PURS are not entitled to the benefit of any sinking fund.

  The PURS are not listed on any securities exchange, and we do not intend to list the PURS on any securities exchange.

                          ----------------------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          ----------------------------

  We issued the PURS on June 8, 1998. Goldman, Sachs & Co. has exercised an option to purchase the PURS from their holders, subject to certain conditions, on June 1, 2000. If Goldman, Sachs & Co. purchases the PURS, it will sell them to Banc of America Securities LLC at a price of 98.711% of the principal amount of the PURS. Banc of America Securities LLC will offer the PURS pursuant to this prospectus supplement and the attached prospectus from time to time in one or more negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See "Plan of Distribution." We will not receive any proceeds from the resale of the PURS.

  PURS(SM) is a service mark of Goldman, Sachs & Co.

     If Goldman, Sachs & Co. purchases the PURS and sells them to Banc of America Securities LLC on June 1, 2000, Banc of America Securities LLC will deliver the PURS you purchase to you in global form through the book-entry delivery system of The Depository Trust Company on June 1, 2000.

                          ----------------------------

                         Banc of America Securities LLC

            The date of this Prospectus Supplement is May 23, 2000.

                               TABLE OF CONTENTS

                             Prospectus Supplement
                                                              Page
                                                              ----

Wal-Mart Stores, Inc. ......................................   S-3
Recent Developments ........................................   S-3
Use of Proceeds ............................................   S-4
Capitalization .............................................   S-4
Ratio of Earnings to Fixed Charges .........................   S-5
Description of the PURS ....................................   S-5
Certain Federal Income Tax Considerations ..................  S-18
Plan of Distribution .......................................  S-20
Validity of the PURS .......................................  S-21


                   Prospectus


Where You Can Find More Information ........................     2
Special Note Regarding Forward-Looking Statements ..........     3
Wal-Mart Stores, Inc. ......................................     4
Ratio of Earnings to Fixed Charges .........................     4
Use of Proceeds ............................................     5
Description of the Debt Securities .........................     5
U.S. Federal Income Tax Consequences to Holders ............    11
Plan of Distribution .......................................    11
Legal Matters ..............................................    12
Experts ....................................................    12



     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the PURS it describes, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             WAL-MART STORES, INC.

  We are the world's largest retailer as measured by total net sales for fiscal 2000. We had total net sales of approximately $165 billion in fiscal 2000, over 85% of which was generated in the United States. We operate mass merchandising stores that serve our customers primarily through the operation of three segments:

  . Wal-Mart stores, which include our discount stores and Supercenters in the United States;
  . SAM'S Clubs, which include our warehouse membership clubs in the United States; and
  .  the international segment of our business.

  We currently operate in all 50 states of the United States, Puerto Rico, Argentina, Brazil, Canada, Germany, Mexico and the United Kingdom, and in China and Korea under joint venture agreements. In addition, through our subsidiary, McLane Company, Inc., we provide products and distribution services to retail industry and institutional food service customers. At April 30, 2000, we operated in the United States:

  .  1,784 Wal-Mart stores;
  .  753 Supercenters; and
  .  465 SAM'S Clubs.

  As of April 30, 2000, we also operated 166 Canadian Wal-Mart stores, 10 units in Argentina, 16 units in Brazil, eight units in China, 95 units in Germany, five units in Korea, 460 units in Mexico, 15 units in Puerto Rico and 236 units in the United Kingdom. The units operated by our International Division represent a variety of retail formats.

  Wal-Mart Stores, Inc. was incorporated in the State of Delaware on October 31, 1969.

  Wal-Mart Stores, Inc. is the parent company of a group of subsidiary companies, including McLane Company, Inc., Wal-Mart.com, Inc., Wal-Mart de Mexico, S.A. de C.V., Asda Group Limited, Sam's West, Inc., Sam's East, Inc., Wal-Mart Stores East, Inc., Sam's Property Co., Wal-Mart Property Co., Wal-Mart Real Estate Business Trust, Sam's Real Estate Business Trust and Wares Delaware Corporation.

                              RECENT DEVELOPMENTS

  Our net income for the quarter ended April 30, 2000 was $1,326,000,000 compared to the $916,000,000 for the quarter ended April 30, 1999, all after the cumulative effect of an accounting change adopted in the fourth quarter of fiscal 2000. Total sales for the first quarter of fiscal 2001 were $42,985,000,000, an increase of almost 24% over the comparable prior quarter in fiscal 2000. Our total comparative store sales for the first quarter of fiscal 2001 were up 9.1% when compared with such sales for the first quarter of fiscal 2000. That increase reflected a 9.6% increase for our Wal-Mart stores segment and a 7.0% increase for our Sam's Club segment.

  In April 2000, we purchased 271.3 million shares of stock in Wal-Mart de Mexico, S.A. de C.V. at a total cash cost of $587 million. This transaction increased our ownership percentage by approximately 6% and created goodwill of $422 million, which is being amortized over a 40-year life. In a separate transaction, we issued 10.8 million shares of our common stock to two private investors and received proceeds of $582 million. These proceeds were used to replenish operating cash, which was used to fund the stock purchase.

                                USE OF PROCEEDS

     We will receive no proceeds from the resale of the PURS by Goldman, Sachs & Co. to Banc of America Securities LLC or by Banc of America Securities LLC to the public. We issued the PURS on June 8, 1998, and received proceeds of $518,635,000 (including a payment from Goldman, Sachs & Co. for its call option to acquire the PURS at each reset date). We used those proceeds to meet our general working capital requirements.

                                 CAPITALIZATION

  The following table presents the consolidated capitalization of Wal-Mart and its subsidiaries at January 31, 2000, and as adjusted to give effect to:

  . our sale in March 2000 of 10,810,837 shares of our common stock for $582,450,449;

  . our repurchase for approximately $193,000,000 of 4,100,000 shares of our common stock under our ongoing share repurchase program; and

  . our sale of $1 billion of our 7.55% notes due 2030 that we issued in $500,000,000 increments in February and March 2000, and the net proceeds of which were used to refinance $993,000,000 of commercial paper.

In our consolidated balance sheet as of January 31, 2000, as reflected in the "Actual" column below, we reclassified as long-term debt the commercial paper that was refinanced with the net proceeds of those 7.55% notes. Long-term debt in the "As Adjusted" column includes the total principal amount of those notes and reflects the repayment of the commercial paper that had been reclassified as long-term debt. The "Actual" column also reflects our reclassification of the PURS as short-term debt on January 31, 2000, which we did in recognition of the fact that the holders of the PURS could, under certain circumstances, sell the PURS to us pursuant to their put option within one year of the balance sheet date. The "As Adjusted" column reflects our further reclassification of the PURS as long-term debt based on the assumption that the remarketing contemplated by this prospectus supplement will be successful and therefore the next date on which the put option may be exercised will be June 1, 2001. No adjustment is necessary to give effect to the resale of the PURS, as we will not receive any net proceeds from this resale.

                                                                                January 31, 2000
                                                                             ----------------------
                                                                              Actual   As Adjusted
                                                                             --------  ------------
                                                                                 (in millions)
Short-term debt
  Commercial paper  .....................................................    $ 3,323       $ 3,323
  Long-term debt due within one year  ...................................      1,964         1,464
  Obligations under capital leases due within one year ..................        121           121
                                                                             -------       -------
     Total short-term debt and capital lease obligations  ...............      5,408         4,908
                                                                             -------       -------
Long-term debt
  Long-term debt  .......................................................     13,672        14,179
  Long-term capital lease obligations  ..................................      3,002         3,002
                                                                             -------       -------
     Total long-term debt and capital lease obligations  ................     16,674        17,181
                                                                             -------       -------
Shareholders' equity
  Common stock ($0.10 par value; 11,000,000,000 shares authorized;
    Actual, 4,456,787,674 shares, and as adjusted, 4,463,498,511
    shares, issued and outstanding).  ...................................        446           446
  Capital in excess of par value  .......................................        714         1,287
  Retained earnings  ....................................................     25,129        24,945
  Other accumulated comprehensive income  ...............................       (455)         (455)
                                                                             -------       -------
     Total shareholders' equity  ........................................     25,834        26,223
                                                                             -------       -------
     Total debt and capital lease obligations and shareholders' equity ..    $47,916       $48,312
                                                                             =======       =======

  After the resale of the PURS, we will have offered or sold an aggregate principal amount of $6,999,300,000 of debt securities pursuant to a registration statement that we filed with the SEC. We are permitted to issue an additional $3,000,700,000 of debt securities under one of those registration statements. No limit exists on our ability to register additional debt securities for sale in the future.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of our earnings to fixed charges was 6.76x for the fiscal year ended January 31, 2000. This ratio is not adjusted for a change in our method of accounting for membership revenue recognition that we adopted in the fourth quarter of our fiscal 2000 in response to an SEC Staff Accounting Bulletin. If the ratio were adjusted to take into account that method, the ratio would be 6.56x. We have discussed this change in accounting method in our Annual Report on Form 10-K for the fiscal year ended January 31, 2000, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. We have included additional information about this ratio in the attached prospectus under the caption "Ratio of Earnings to Fixed Charges."

                            DESCRIPTION OF THE PURS

Because the PURS will be issued in book-entry form, they will be deposited with and registered in the name of The Depository Trust Company or its nominee. Consequently, DTC or its nominee will be the only holder of the PURS and those who purchase the PURS will only own beneficial interests and be indirect owners, rather than legal holders, of the PURS. For important information about ownership of book-entry securities, please read the subsection entitled "Book-Entry PURS" below.

          In this section entitled "Description of the PURS," references to "we," "our" and "us" refer only to Wal-Mart Stores, Inc., and not to its consolidated subsidiaries.

     The PURS are a separate series of debt securities that we issued on June 8, 1998, under the indenture described in the attached prospectus. This prospectus supplement summarizes specific financial and other terms that apply to the PURS; terms that apply generally to all debt securities issued under the indenture, including the PURS, are described in "Description of the Debt Securities" in the attached prospectus. The terms described here supplement those described in the attached prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

     We and the indenture trustee will enter into a supplemental indenture, to be dated June 1, 2000, that will amend the indenture to provide for the terms of the PURS to be as described in this prospectus supplement.

                  Successor Trustee and Conflicts of Interest

     Bank One Trust Company, NA, a national banking association, with its principal offices in Chicago, Illinois, has succeeded The First National Bank of Chicago as the indenture trustee under the indenture that governs the PURS. It will also serve as paying agent and registrar for the PURS. The succession of Bank One Trust Company as indenture trustee resulted from the acquisition of The First National Bank of Chicago's holding company by Bank One's holding company. As a consequence, Bank One Trust Company retains the potential conflicts of interest arising from the other business relationships between other former First National Bank of Chicago-related entities and us. We are likely to maintain banking relationships with Bank One, NA, in the ordinary course of business.

                                Stated Maturity

     The PURS will mature on June 1, 2018, although we may become obligated to repurchase them sooner as we describe in "Put Option" below. We will not otherwise be entitled or required to redeem the PURS before their stated maturity. In addition, the PURS will not have the benefit of any sinking fund; that is, we will not deposit money on a regular basis into any separate custodial account to repay the PURS.

                                Principal Amount

     The aggregate principal amount of the PURS is limited to $500,000,000. However, the indenture does not limit the amount of other debt securities, including debt securities similar to PURS, that we may issue.

                             Form and Denomination

     The PURS will be issued in registered form in denominations of $1,000 and multiples of $1,000. The PURS will initially be issued in book-entry form as global securities. See "Book-Entry PURS" below for information about global PURS.

                 How the PURS Will Rank Against Our Other Debt

     The PURS will not be secured by any property or assets of ours or of our subsidiaries. Thus, by owning a PURS, you will be one of our unsecured creditors.

     The PURS will not be subordinated to any of our other debt obligations. This means that, in a bankruptcy or liquidation proceeding against us, the PURS would rank equally in right of payment with all our other unsecured and unsubordinated debt.

                         Business Days and Market Days

     In describing the PURS, we use the terms "business day" and "market day," which have the following special meanings:

 .    "business day" means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by law to close, and

 .    "market day" means any business day other than a day on which dealings in the U.S. Treasury bond market are generally not being conducted.

                Role of Call Option Holder and Calculation Agent

     As we describe below under "Call Option," Goldman, Sachs & Co. will hold an option to purchase all the outstanding PURS from the holders on each reset date, and we refer to Goldman, Sachs & Co., in that capacity, as the "call option holder." We have appointed Goldman, Sachs & Co. to act as the calculation agent for the PURS, although we may appoint another financial institution as successor calculation agent at any time without notice to holders of the PURS. If we appoint another calculation agent, we will do so on terms acceptable to the call option holder. Goldman, Sachs & Co., as call option holder and calculation agent, will make important determinations that affect the terms of the PURS and their market value. For example, Goldman, Sachs & Co. will decide whether or not to exercise the call option and purchase the PURS from the holders on a particular reset date and, if it does so, as calculation agent, will determine the interest rate that will apply to the PURS until the next reset date.

     All determinations to be made by the call option holder or the calculation agent may be made by it in its sole discretion. Absent manifest error, all determinations that the call option holder and the calculation agent make will be final and binding on all concerned, without any liability on the part of the call option holder, the calculation agent, the trustee under the indenture or us.

                               Interest Payments

     Interest will accrue on the outstanding principal amount of each PURS at the applicable rate described below. We will pay accrued interest annually in arrears on the interest payment date, which will be June 1 in each year, beginning June 1, 2001, and at maturity. Interest payable on a PURS on each June 1 will be paid to the person in whose name the PURS is registered at the close of business on the regular record date, which will be the next preceding May 15. If the PURS mature on a day that is not an interest payment date, we will pay the interest due at maturity to the person entitled to receive payment of the principal.

     Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, to but excluding the due date. Interest during any period will be computed on an actual/360-day basis, by multiplying the interest rate in effect for the period by the actual number of days in the period and dividing the result by 360.

Initial Rate

     The interest rate on the PURS commencing June 1, 2000, will be an annual rate of 5.955%. This rate will apply to each outstanding PURS from and including June 1, 2000, to but excluding the first reset date on which the interest rate is reset or the day the principal is repaid or made available for payment, whichever occurs first.

Reset Dates

     The reset dates will be June 1 in each year, beginning with June 1, 2001.

Reset Rates

     On each reset date, the interest rate on the outstanding PURS will be reset as we describe below under "Reset of Interest Rate," but only if:

 .    the call option holder exercises the call option and pays for all the outstanding PURS on that reset date; or

 .    the holders keep their PURS by giving effective hold notices as described below.

Thus, the interest rate will not be reset on a particular reset date for any PURS that we become obligated to repurchase on that date under the put option described below.

                                  Call Option

     Goldman, Sachs & Co. will have the right to purchase all, but not some, of the outstanding PURS from the holders on each reset date, at a call price equal to 100% of the principal amount purchased. We refer to this right as the "call option." Goldman, Sachs & Co., as the call option holder, will be entitled to decide, in its sole discretion, whether or not to exercise the call option with respect to any reset date. Whether or not the call option holder exercises the call option, we, and not Goldman, Sachs & Co., will be obligated to pay accrued interest on each outstanding PURS.

     The earliest date on which the call option holder will have the right to purchase the PURS under the call option will be June 1, 2001, the next reset date.

     To exercise the call option with respect to any reset date, the call option holder must notify the holders of outstanding PURS of its intention to do so no later than the tenth market day before that reset date, in the manner described under "Notices" below. We refer to a notice of this kind as a "call notice."
If a call notice is properly given, each holder will be obligated to sell to the call option holder, and the call option holder will be obligated to purchase from each holder, all of the holder's outstanding PURS on the applicable reset date at the call price.

     Each sale and purchase under the call option will occur through DTC automatically as described below under "Settlement on Exercise of Put or Call Option." If the call option is exercised, each holder will be deemed to have automatically tendered its PURS for sale to the call option holder on the applicable reset date in accordance with DTC procedures. However, each holder's automatic tender of PURS will be subject to the holder's receiving payment of the call price from the call option holder on that reset date.

     If the call option holder exercises the call option with respect to a reset date, it will be entitled to purchase all of the PURS outstanding on that reset date. This will be the case for every holder and beneficial owner of PURS outstanding on that date, including those who acquire an interest in the PURS after the call option holder gives a call notice or who are unaware that the call option holder has given a call notice.

     Despite the foregoing, in special situations involving a failed remarketing or a market disruption event, the call option holder will not be obligated to pay for the PURS after exercising the call option. Instead, we will purchase them under the put option. We describe those special situations below under "Consequences of a Market Disruption Event or Failed Remarketing."

     In some special situations, the call option holder may require us to close out the call option by paying the call option holder cash in an amount equal to the fair market value of the call option. After we do so, the call option holder would have no further right to exercise the call option. The fair market value will be determined under an agreement between the call option holder and us. These special situations would include an event of default under the PURS or a change in the terms of the PURS that would be materially adverse without the option holder's consent.

     When we refer to Goldman, Sachs & Co. as the "call option holder," we mean that firm or any successor firm.

                                   Put Option

     If the call option holder does not exercise the call option with respect to a reset date, or if it exercises the call option, but does not pay the call price for all outstanding PURS on that reset date, then each holder of outstanding PURS will have the right to require us to repurchase all, but not some, of those PURS on that reset date, at a put price equal to 100% of the principal amount repurchased. We refer to this right as the "put option." Whether or not the put option is exercised, we will remain obligated to pay accrued interest on each outstanding PURS. Exercise of the put option will be automatic to the extent we describe below.

     The earliest date on which we may be obligated to purchase the PURS under the put option will be June 1, 2001, the first reset date.

Automatic Exercise

     On each reset date, each holder will be deemed to have exercised its put option automatically for the full principal amount of its PURS outstanding on that reset date, unless either of the following occurs:

 .    the call option holder exercises the call option and pays for all outstanding PURS on that reset date; or

 .    the call option holder does not exercise the call option and the holder elects to retain its PURS by giving an effective hold notice as we describe in the next subsection.

If neither of the situations described above occurs with respect to a reset date, then we will be obligated to repurchase from each holder, and each holder will be obligated to sell to us, all of the holder's outstanding PURS on that reset date at the put price. This would be the case, for example, if the call option holder exercised the call option but failed to make the required payment due to either a default on its part, or because of a market disruption event or a failed remarketing, or for any other reason.

     Each sale and purchase under the put option will occur through DTC automatically as described below under "Settlement on Exercise of Put or Call Option." If the put option is exercised, no holder need take any action, and no holder will have the right to keep its PURS except by giving an effective hold notice.

Hold Notices

     If the call option holder does not give a proper call notice on the tenth market day before a reset date, any holder may elect to retain its PURS and not sell them to us under the put option on that reset date. To do so, however, both of the following conditions must be satisfied:

 .    no later than 10:00 A.M., New York City time, on the seventh market day before the applicable reset date, the indenture trustee must receive notice from the holder stating that the holder elects not to sell its PURS to us on that reset date; and

 .    the holder's notice must be effective under the 10% requirement described in the next subsection.

We refer to a notice of this kind as a "hold notice." A holder who wishes to give a hold notice may give it only for all, and not for some, of its PURS and must give the notice in the manner described under "Notices" below, by the deadline specified above.

     Despite the foregoing, in special situations involving a default by the call option holder, a market disruption event or a failed remarketing, we will repurchase the PURS under the put option and holders will not be permitted to retain them by giving hold notices. We describe these special situations below under "Consequences of a Market Disruption Event or Failed Remarketing" and "Settlement on Exercise of Put or Call Option-Call Option Holder Default."

Holders Who Keep PURS Will Have No Right to Resell Them

     If a holder gives an effective hold notice with respect to a reset date, then, unlike the call option holder, the holder will not have any right to resell the PURS on the reset date to a dealer. In addition, dealers asked to provide bids for use by the calculation agent in resetting the interest rate on the PURS on that reset date may be unwilling to provide bids if the call option holder has not exercised the call. This may adversely affect the reset process and may even lead to a failed remarketing. Holders should keep this in mind in deciding whether or not to give a hold notice.

10% Requirement

     No hold notice will be effective unless holders give proper hold notices with respect to at least 10% of the aggregate principal amount of all PURS outstanding on the tenth market day before the applicable reset date. We call this requirement the "10% requirement." If any holder gives a hold notice to the indenture trustee when the 10% requirement has not been met, the indenture trustee will give written notice of that fact to the holder not later than the close of business on the seventh market day before the applicable reset date, in the manner described under "Notices" below.

                             Reset of Interest Rate

     If the call option holder exercises the call option and pays for the PURS on any reset date, then the interest rate on each outstanding PURS will be reset on that reset date, absent a market disruption event or a failed remarketing. Similarly, if a holder elects to retain its outstanding PURS by giving an effective hold notice with regard to any reset date, the interest rate on those PURS will be reset on that reset date, absent a market disruption event or a failed remarketing. In contrast, if we become obligated to repurchase outstanding PURS under the put option on any reset date for any reason, the interest rate on the PURS repurchased by us will not be reset on that reset date or any later date.

     If the interest rate is to be reset on any reset date, the calculation agent will take the following actions to calculate a new rate at which interest will accrue on the outstanding PURS from and including that reset date to but excluding the next reset date or the date the principal is paid or made available for payment, whichever occurs first. These actions are to be taken on the sixth market day preceding the applicable reset date, which we call the "calculation date." The times stated below are guidelines for action, and the calculation agent will use reasonable efforts to adhere to those times.

     By 11:00 A.M., New York City time, the calculation agent will select at least three financial institutions that deal in our debt securities and have agreed to participate as "reference dealers" on the terms described below. The call option holder may be one of these financial institutions if it wishes. Also, the call option holder may require each reference dealer to provide a written commitment, satisfactory to the call option holder, to the following effect: if selected as the final dealer described below, the reference dealer will purchase from the call option holder on the calculation date, for settlement on the applicable reset date at the offer price described below, all the PURS that the call option holder purchases under the call option and tenders for resale to the final dealer on that reset date.

     At 12:00 P.M., New York City time, the calculation agent will take the following actions:

 .    Determine the two-year U.S. Treasury Bond yield at or about such time, which shall be expressed as a percentage and will be based on the then current, two-year U.S. Treasury Bond. We refer to this percentage as the "designated treasury yield," and we refer to this bond as the "designated treasury bond." If the call option holder has exercised the call option with regard to the applicable reset date but is not the calculation agent, the call option holder will select the designated treasury bond and determine the designated treasury yield.

 .    Calculate and provide to the reference dealers the price at which the PURS will be offered for sale to a reference dealer on the applicable reset date. This "offer price" will be expressed as a percentage of the principal amount of the PURS and will equal either:

     -  100% plus the margin, if the treasury rate difference is positive, or

     -  100% minus the margin, if the treasury rate difference is negative.

     The "margin," which will also be expressed as a percentage of the principal amount of the PURS, will equal the present value of the absolute value of the treasury rate difference applied to two semi-annual periods (i.e., one year), discounted at the designated treasury yield divided by two.

     The "treasury rate difference" will be the percentage, which may be positive or negative, equal to 5.481% minus the designated treasury yield.

 .    Ask each reference dealer to provide the calculation agent with a firm bid.
     The bid must be expressed as a percentage of the principal amount of the PURS representing an annual interest rate on the PURS at which the reference dealer would be willing to purchase all outstanding PURS at the offer price, for settlement on the applicable reset date. The bid must be based on the assumption that the interest rate on the PURS will be reset on the applicable reset date to equal the bidder's rate and that the PURS will remain outstanding, and subject to reset and remarketing on each later reset date, until the stated maturity. Each bid must remain open for at least 30 minutes.

     By 12:30 P.M., New York City time, if the calculation agent receives at least two firm bids, the following will occur:

 .    The reference dealer providing the bid representing the lowest interest rate, which we call the "final rate," will be the "final dealer." If more than one reference dealer has provided a bid representing the lowest rate, each reference dealer submitting the lowest rate will be permitted to submit a second bid in the manner described above. The reference dealer submitting the lowest rate will be the final dealer. If more than one submits the lowest rate, the final dealer will be the lowest bidder selected by the call option holder.

 .    The final dealer will be obligated to purchase from the call option holder at the offer price, for settlement on the reset date, all the PURS that the call option holder purchases under the call option and tenders for resale to the final dealer on the reset date. This assumes that the interest rate on the PURS will be reset as described in the last paragraph of this subsection.

 .    You should note that the final dealer will be obligated to purchase PURS only from the call option holder and only if the call option holder exercises the call option. If the call option holder does not do so and you give an effective hold notice and keep your PURS, no dealer will be obligated to purchase your PURS.

 .    We will reset the interest rate on each outstanding PURS so as to equal the final rate, effective from and including the reset date to but excluding the next reset date or the day the principal is paid or made available for payment, whichever occurs first. Interest during any period will be computed on an actual/360 day basis, by multiplying the interest rate in effect for the period by the actual number of days in the period and dividing the result by 360.

        Consequences of a Market Disruption Event or Failed Remarketing

     If the calculation agent determines that, on the calculation date for any reset date, either:

 .    a market disruption event has occurred or is continuing or

 .    a failed remarketing occurs,

then the procedures for resetting the interest rate on the reset date described above will be applied on the next market day after the calculation date, if the calculation agent determines that no market disruption event has occurred or is continuing and that no failed remarketing occurs on that day.

     If the calculation agent determines that a market disruption event has occurred or is continuing or a failed remarketing has occurred on each of the four consecutive market days starting on the applicable calculation date, then the call option holder will be deemed not to have exercised the call option, all holders will be deemed to have exercised their put options and we will repurchase all of the outstanding PURS from the holders on the applicable reset date at the put price. In these circumstances, holders may not retain their PURS by giving hold notices. No later than the second market day before the applicable reset date, in the manner described under "Notices" below, we will notify the holders that we will repurchase their PURS on that reset date.

     If the call option holder has exercised the call option with respect to a particular reset date, then the call option holder, rather than the calculation agent, will make all determinations regarding market disruption events and failed remarketings, including whether or not any has occurred or is continuing.

Market Disruption Event

     Any of the following will be a "market disruption event":

 .    a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices on that exchange; or

 .    a general moratorium on commercial banking activities declared by either federal or New York State authorities; or

 .    any material adverse change in the existing financial, political or economic conditions in the United States; or

 .    an outbreak or escalation of hostilities involving the United States or the declaration of a national emergency or war by the United States; or

 .    any material disruption of the U.S. government securities market, U.S.
     corporate bond market or U.S. federal wire system.

Failed Remarketing

     A "failed remarketing" means that fewer than two reference dealers have provided firm bids in a timely manner under written purchase commitments satisfactory to the call option holder substantially as described above under "Reset of Interest Rate." If this happens, a failed remarketing will occur regardless of the reasons for the failure.

                   Our Agreement With the Call Option Holder

     We have agreed with the call option holder to comply with the following principles unless we get its consent:

 .    We will not permit the terms of the PURS or the indenture, as it relates to the PURS, to be changed.

 .    We will not buy any PURS in the open market or otherwise, except under the put option.

 .    We will use our best efforts to keep the PURS in book-entry form at DTC or another book-entry system, and we will waive any discretionary right we may have under the indenture to cause the PURS to be issued in non-book-entry form.

 .    If we appoint another calculation agent, we will do so on terms acceptable to the call option holder.

                  Settlement on Exercise of Put or Call Option

Call Settlement

     If the call option holder exercises the call option with respect to any reset date, then, on the reset date, all beneficial interests in the outstanding PURS will be transferred to a DTC account designated by the call option holder. The call option holder will be obligated to pay an amount equal to 100% of the principal amount of the outstanding PURS to DTC, for credit to the accounts of the DTC participants through which beneficial interests in the PURS are held, by the close of business on the reset date. Each transfer will be made against the corresponding payment, and each payment will be made against the corresponding transfer, in accordance with DTC procedures.

     If payment is made as required, the transfers will occur on the applicable reset date automatically, by book entry through DTC. No holder or beneficial owner will have to approve or be able to stop the transfers. When a PURS is transferred, the former holder and beneficial owners will cease to have any ownership interest in it.

     We will remain obligated to pay accrued interest on each outstanding PURS. We will pay interest payable on the applicable reset date to the person who is the holder on the corresponding interest payment record date.

Call Option Holder Default

     If the call option holder exercises the call option with respect to any reset date but fails to pay an amount equal to 100% of the principal amount of the outstanding PURS on the reset date as described above, the call option will be deemed not to have been exercised and the put option will be deemed to have been exercised with respect to all PURS outstanding on the reset date. In these circumstances, holders may not retain their PURS by giving hold notices. Instead, not later than the second business day after the reset date, we will pay 100% of the principal amount of the outstanding PURS plus accrued interest, at the rate in effect prior to the reset date, from and including the reset date to but excluding the date the principal is paid or made available for payment. Settlement will occur as described in the next subsection except that it may be deferred until the second business day after the reset date.

     We will remain obligated to pay accrued interest on each outstanding PURS. We will pay interest payable on the applicable reset date to the person who is the holder on the corresponding interest payment record date. We will pay interest accruing from and after the reset date to the holder entitled to receive the put price.

Put Settlement

     If the put option is exercised with respect to any PURS on any reset date, then, on the reset date, all beneficial interests in those PURS will be transferred to a DTC account designated by us. We will be obligated to pay 100% of the principal amount of those PURS to DTC, for credit to the accounts of the DTC participants through which beneficial interests in those PURS are held, by the close of business on the reset date. Each transfer will be made against the corresponding payment, and each payment will be made against the corresponding transfer, in accordance with DTC procedures.

     If we make payment as required, the transfers will occur on the applicable reset date automatically, by book entry through DTC. No holder or beneficial owner will need to approve or be able to stop the transfer. When a PURS is transferred, the former holder and beneficial owners will cease to have any ownership interest in it.

     We will remain obligated to pay accrued interest on each outstanding PURS. We will pay interest payable on the applicable reset date to the person who is the holder on the corresponding interest payment record date. In addition, if the put option is exercised for any PURS but we do not pay the put price on the applicable reset date, we will pay interest on the unpaid amount from and including the reset date to but excluding the date the amount is paid or made available for payment. We will pay this interest to the holder entitled to receive the put price.

DTC Procedures

     The transactions described above will occur through DTC in accordance with its procedures. Thus, the accounts of the respective DTC participants will be debited and credited and the PURS will be delivered by book entry as necessary to effect the purchases and sales of the PURS on the applicable reset date. The transactions will settle in immediately available funds through DTC's Same-Day Funds Settlement System.

     The settlement procedures described above, including those for payment and delivery under the put or call option, may be modified, regardless of any contrary terms of the PURS or the indenture, to the extent required by DTC or, if the book-entry system is no longer available for the PURS at the relevant time, to the extent required to facilitate these transactions in non-book-entry form. In addition, regardless of any contrary terms of the PURS or the indenture, the call option holder and we may modify the settlement procedures described above in order to facilitate the settlement process.

                     Payments Are Due Only on Business Days

     If any principal, interest or other payment on the PURS, including any payment by the call option holder under the call option or by us under the put option, would otherwise be due on a day that is not a business day, that payment may be made on the next succeeding day that is a business day with the same effect as if that payment were made on the original due date.

                                    Notices

Notices to Holders

     As long as the PURS are in book-entry form, call notices, 10% requirement notices and any other notices to be given to holders of PURS will be given only to DTC, or its nominee, in accordance with DTC's procedures. We believe that DTC's practice is to inform its participants of any notice it receives, in accordance with its procedures. Those who own beneficial interests in the PURS through DTC or its direct or indirect participants may wish to consult with them about the manner in which notices and other communications relating to the PURS may be given and received through the facilities of DTC. Neither we, the calculation agent, the call option holder nor the indenture trustee will have any responsibility for DTC's policies and procedures or for any notices or other communications among DTC, its direct and indirect participants and the beneficial owners of the PURS. Once a notice is given to DTC in accordance with its procedures, the notice will be deemed given to all holders of PURS in book-entry form.

     If any PURS cease to be issued in book-entry form, call notices, 10% requirement notices and any other notices to be given to holders of those PURS will be deemed properly given to them upon the mailing of the notices to the holders of those PURS at their respective addresses as they appear on the securities register maintained by us or the indenture trustee as of the close of business preceding the day notice is given.

     Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

Hold Notices to Trustee

     Hold notices may be given to the indenture trustee only by facsimile transmission or by mail and must actually be received by the indenture trustee at the following address no later than 10:00 A.M., New York City time, on the seventh market day before the applicable reset date:

     Bank One Trust Company, NA
     One Bank One Plaza, Suite IL1-0126
     Chicago, Illinois 60670-0126
     Attention: Benita Pointer
     Facsimile no.: 312-407-1708

     Only the holder of a PURS may give a hold notice with respect to that PURS. Therefore, as long as the PURS are in book-entry form, hold notices must be given by DTC or its agent, and any beneficial owner that wants a hold notice to be given with respect to its beneficial interest in the PURS will need to make arrangements with DTC and the direct or indirect participants in DTC through which the beneficial owner holds its interest for the notice to be given in a timely manner.

                                Book-Entry PURS

     We will issue the PURS in book-entry form only. This means that, unless and until a special termination event occurs as described below, the PURS will be represented by one or more global certificates registered in the name of a financial institution - in this case DTC or its nominee - that holds them as depositary on behalf of other financial institutions that participate in the depositary's book-entry system. These participating institutions, in turn, own beneficial interests in the PURS on behalf of themselves or their customers.

     Under the indenture, only the person in whose name a PURS is registered is recognized as the holder of that PURS. Consequently, as long as the PURS are issued in global form, we will recognize only the depositary as the holder of the PURS. Investors will own beneficial interests in a global PURS, through a bank, broker or other financial institution that participates in the depositary's book-entry system or owns an interest through a participant. As long as the PURS are issued in global form, investors will be indirect owners, not holders, of the PURS.

Beneficial Owners Are Not Holders

     Our obligations, as well as any obligations of the indenture trustee or any third party employed by the indenture trustee or us, run only to the holders of the PURS. Similarly, if the call option holder exercises the call option and becomes obligated to purchase the PURS on the reset date, its obligations run only to the holders of the PURS. Neither we, the call option holder nor any other persons have obligations to investors who own beneficial interests in PURS that are held in book-entry form, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a PURS or has no choice because we are issuing the PURS only in book-entry form.

     For example, once we or the call option holder make a payment or give a notice to the holder, neither we nor the call option holder will have any further responsibility for that payment or notice even if the holder is required, under agreements with depositary participants or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holder for any purpose - e.g., to amend the indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture - we would seek the approval only from the holder, and not the indirect owners, of the PURS.
Whether and how the holder contacts the indirect owners is up to the holder.

     If the put option is exercised with respect to any reset date, only the holder would be entitled to give a hold notice; indirect owners who want to do so would have to contact the holder and ask it to do so on their behalf. Whether and how this might be done would be up to the holder.

Special Considerations for Global PURS

     Because the PURS will be issued in book-entry form, investors should be aware of the following:

 .    An investor cannot get the PURS registered in his or her own name, and cannot get non-global certificates for his or her interest in the PURS, unless a special termination event occurs.

 .    An investor will be an indirect owner and must look to his or her own bank or broker for payments on the PURS and protection of his or her legal rights relating to the PURS.

 .    An investor may not be able to sell interests in the PURS to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

 .    An investor may not be able to pledge his or her interest in a global PURS in circumstances where certificates representing the PURS must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

 .    The depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in a global PURS. Neither we, the indenture trustee, the calculation agent nor the call option holder monitors the depositary or has any responsibility for its actions or for its records of ownership interests in a global PURS.

 .    The depositary will require that those who purchase and sell interests in a global PURS within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well.

     Financial institutions that participate in the depositary's book-entry system, and through which an investor owns his or her interest in the global PURS, may also have their own policies affecting payments, notices and other matters relating to the PURS. Consequently, you should check with your own institution through which you own your interests in the PURS to find out:

 .    how it handles securities payments and notices;

 .    whether it imposes fees or charges;

 .    how it would exercise any right to give a hold notice or allow you to instruct it to do so;

 .    how it would handle a request for the holders' consent, if ever required;

 .    how it would exercise rights under the PURS if there were a default or other event triggering the need for holders to act to protect their interests;

 .    how the depositary's rules and procedures will affect these matters; and

 .    whether and how you can instruct it to send you PURS registered in your own name so you can be a registered holder, if that is permitted in the future.

There may be more than one financial intermediary in the chain of ownership for an investor. Neither the indenture trustee, the calculation agent, the call option holder, nor we monitor or are responsible for the actions of any of those intermediaries.

Termination of Global PURS

     The PURS will be represented by one or more global PURS at all times unless and until a special termination event occurs. If a special termination event occurs, we will try to issue the PURS through another book-entry clearing system. If we are unable to do so, we will exchange the global PURS for non-global PURS registered in the names of the beneficial owners or their designees as identified to us by the depositary.

     The events that could result in termination of a global PURS are as follows:

 .    if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for the PURS and we do not appoint another institution to act as depositary within 60 days; or

 .    if an event of default has occurred with regard to the PURS and has not been cured or waived; we discuss defaults in the attached prospectus under "Description of the Debt Securities-Events of Default, Notice and Waiver"; or

 .    if the call option holder exercises the call option and determines that termination is necessary to facilitate settlement under the call option.

If a global PURS is terminated, only the depositary will be entitled to select the persons in whose names the PURS represented by the global certificate will be registered and, therefore, who will become the holders of those PURS.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     No rulings have been or are expected to be sought from the Internal Revenue Service with respect to any of the Federal income tax considerations discussed below. There is no specific authority concerning the U.S. federal income tax treatment of the PURS, and we cannot give any assurance that the Internal Revenue Service will seek to treat the PURS in the manner described below. Prospective purchasers should consult their own tax advisors regarding any uncertainties in the tax treatment of the PURS.

     The following is a discussion of some ways in which the United States federal income tax consequences of ownership of a PURS may differ from the consequences of ownership of conventional bonds. This discussion does not deal with all aspects of the tax consequences of the ownership of PURS, however. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations, current administrative pronouncements of the Internal Revenue Service and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect.

     The following summary deals only with PURS held as capital assets by a beneficial owner who purchases the PURS from Banc of America Securities LLC in connection with its remarketing of the PURS it acquires on the reset date and who or that is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of such trust (a "US Holder"). It does not discuss the rules that may apply to special classes of US Holders such as life insurance companies, banks, tax-exempt organizations, dealers in securities or traders in securities that elect mark-to-market accounting, persons that hold the PURS as a hedge or hedged against interest rate risks or as part of a "straddle" or "conversion" transaction, non-resident alien individuals who have made valid elections to be treated as United States residents, persons whose functional currency is not the U.S. dollar, or, in some cases, expatriates of the United States.

     In general, a US Holder will include interest on the PURS in income in accordance with such holder's regular method of accounting. Moreover, it would probably be reasonable for such a US Holder to account for income from a PURS as if the US Holder had purchased, for the amount paid for the PURS, a bond that pays interest at a fixed rate equal to the fixed rate set forth on the cover page that is due to mature on the first reset date. If a US Holder accounted for income from a PURS in such a manner, a US Holder would be subject to the rules governing short-term debt instruments with respect to the PURS because the first reset date is one year or less after the date on which the US Holder purchased its PURS. Under such rules, a US Holder who uses the accrual method of accounting and certain US Holders who use the cash method of accounting would be required to accrue the stated interest and discount on the PURS in income on either a straight-line basis or under the constant-yield method (based on daily compounding), at the election of the US Holder. A US Holder who uses the cash method of accounting would generally not be required to include the accrued interest or discount on the PURS in income, but (i) any gain realized on the sale or retirement of a PURS by such a US Holder would be ordinary income to the extent of such accrued interest and discount and (ii) such a US Holder would be required to defer deductions for interest on borrowing allocable to the PURS in an amount not exceeding such accrued interest and discount until such interest and discount is taken into income by the US Holder.

     Alternatively, any excess of the principal amount of the PURS over its purchase price (unless such excess is less than 25 basis points) may be treated as "market discount" that a US Holder must treat as ordinary income (to the extent of any gain recognized) upon the sale or disposition (including pursuant to the exercise of the call option or put option) of the PURS. Alternatively, a US Holder may elect to include market discount currently in income during the first year of the PURS. If a US Holder does not make such an election, such US Holder will generally be required to defer deductions for interest on borrowings allocable to the PURS in an amount not exceeding the accrued market discount on the PURS until such discount is included in income by the US Holder.

     US Holders should be aware, however, that the PURS are not actually short-term notes, because the PURS are actually due to mature in 2018. It is in any case possible that the Internal Revenue Service might seek to treat the PURS in a manner different from those described above, including the alternative characterizations set forth below.

     It is possible that a US Holder might be required to include interest in income from a PURS as "original issue discount," rather than as "qualified stated interest." The practical consequence of this would be that a holder who otherwise accounts for the receipt of interest income on a cash basis would be required to account for interest from the PURS on an accrual basis (i.e., in the case of an interest period straddling a year-end, a holder would be required to include interest in income in the year in which the interest accrued, rather than the year in which interest was received). The US Holder would also not be entitled to rely on the original issue discount "de minimis" exception to ignore a de minimis excess of principal amount over the original issue price.

     A US Holder might also be treated as having (i) purchased a bond for an amount equal to its fair market value on the resale date, and (ii) effectively sold the call option to Goldman, Sachs & Co. for an amount equal to the excess of such fair market value over the amount paid for the PURS. Thus, a US Holder that purchased a PURS for an amount less than its principal amount could recognize net gain or loss upon the exercise of the put option or call option, assuming that the holder had not made an election to amortize bonds purchased at a premium.

     If the holder had made an election to amortize bonds purchased at a premium and if the fair market value of the bond exceeded its principal amount (the "Premium"), the holder might effectively be able to reduce interest income accrued over the life of the PURS by an amount not in excess of the Premium. Such "amortization" of the Premium would reduce the holder's basis in the PURS, however, and the holder would therefore recognize an offsetting capital gain equal to the amount of such amortization when the holder disposed of the PURS pursuant to the put option or the call option.

     The PURS might also be subject to certain rules governing the treatment of bonds providing for contingent payments. The practical consequence of this is that gain from the sale of a PURS would be treated as ordinary income, rather than as capital gain, and a US Holder would likewise be permitted to treat loss from the sale of a PURS as ordinary loss, rather than capital loss, to the extent not in excess of previously accrued interest income.

     A US Holder might be able to avoid the treatments described in the three preceding paragraphs by electing to treat the bond and the call option as a single instrument for U.S. tax purposes under the "integration" rules of Treas. Reg. Section 1.1275-6. US Holders should consult their tax advisors concerning satisfaction of the identification requirements for making this election, which are set out in

Treas. Reg. Section 1.1275-6(e). These requirements must be satisfied on or before the date on which the US Holder acquires the PURS.

                              PLAN OF DISTRIBUTION

     We sold the PURS to Goldman, Sachs & Co. on June 8, 1998, pursuant to an underwriting agreement and a pricing agreement, and Goldman, Sachs & Co. then resold the PURS to the public. The PURS contain an option which permits Goldman, Sachs & Co. to call the PURS from the holders and purchase the PURS on each reset date. Goldman, Sachs & Co. exercised the call option as to the June 1, 2000, reset date on May 17, 2000. We have entered into an underwriting agreement and a pricing agreement with Goldman, Sachs & Co. relating to the remarketing of the PURS and have extended certain of the benefits of those agreements to Banc of America Securities LLC in connection with its anticipated purchase and resale of the PURS.

     Pursuant to the call option and subject to certain conditions, on June 1, 2000, Goldman, Sachs & Co. will purchase the PURS from the persons who are holders on that date at a price equal to 100% of the principal amount of the PURS. If Goldman, Sachs & Co. purchases the PURS from the holders on June 1, 2000, the PURS will be sold by Goldman, Sachs & Co. to Banc of America Securities LLC at a price of 98.711% of the principal amount of the PURS, and Banc of America Securities LLC will resell the PURS to the public.

     Banc of America Securities LLC has advised us that it proposes to offer the PURS from time to time for sale in one or more negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Banc of America Securities LLC may effect these transactions by selling the PURS to or through dealers, and the dealers may receive compensation in the form of concessions or commissions from Banc of America Securities LLC and/or the purchasers of the PURS.

     The PURS are not listed for trading on any securities exchange or quoted on any quotation system, and we do not intend to apply for the PURS to be listed on any securities exchange or to arrange for the PURS to be quoted on any quotation system. Each of Goldman, Sachs & Co. and Banc of America Securities LLC has advised us that it intends to make a market in the PURS, but is not obligated to do so. Either firm may discontinue any market making in the PURS at any time in its sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the PURS, that you will be able to sell your PURS at a particular time or that prices that you receive when you sell will be favorable.

     In connection with the offering of the PURS, Banc of America Securities LLC may purchase and sell PURS in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Banc of America Securities LLC of a greater number of PURS than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purposes of preventing or retarding a decline in the market price of the PURS while the offering is in progress.

     These activities by Banc of America Securities LLC may stabilize, maintain or otherwise affect the market price of the PURS. As a result, the price of the PURS may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Banc of America Securities LLC at any time. These transactions may be effected in the over-the-counter market or otherwise.

     We estimate that we have incurred expenses of $150,000 for this offering, including certain expenses of Goldman, Sachs & Co.

     We will not pay Goldman, Sachs & Co. or Banc of America Securities LLC any commission or underwriting discount in connection with their remarketing of the PURS.

     We have agreed to indemnify Goldman, Sachs & Co. and Banc of America Securities LLC against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In the ordinary course of its business, Goldman, Sachs & Co., Banc of America Securities LLC and their respective affiliates have engaged and may in the future engage in investment banking and general financing and banking transactions with the Company and its subsidiaries.

                              VALIDITY OF THE PURS

     The validity of the PURS has been passed upon for Wal-Mart by Hughes & Luce, L.L.P., Dallas, Texas, and for Goldman, Sachs & Co. by Sullivan & Cromwell, New York, New York.

PROSPECTUS

                             Wal-Mart Stores, Inc.

                                $10,500,700,000

                                DEBT SECURITIES

   This prospectus forms part of shelf registration statements that we filed with the SEC. We may use these registration statements to offer and sell, in one or more offerings at various times, up to a total of $10,500,700,000 of our debt securities. We may sell the debt securities in different series which have different terms and conditions.

   This prospectus provides you with a general description of the debt securities that we may offer. When we sell a particular series of the debt securities, we will provide a prospectus supplement describing the specific terms and conditions of that series of debt securities, including:

  . the public offering price;

  . the maturity date;

  . the interest rate or rates, which may be fixed or variable;

  . the times for payment of principal, interest and any premium; and

  . any redemption provisions of the debt securities in the series.

   The prospectus supplement may also contain, in the case of some series of debt securities, important information about U. S. federal income tax consequences to which you may become subject if you acquire the debt securities being offered by that prospectus supplement. The prospectus supplement may also update or change information contained in this prospectus.

   You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

   We maintain our principal executive offices at:

   702 S.W. 8th Street
   Bentonville, Arkansas 72716
   Telephone: (501) 273-4000.

   Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is August 5, 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information........................................   2
Special Note Regarding Forward-Looking Statements..........................   3
Wal-Mart Stores, Inc.......................................................   4
Ratio of Earnings to Fixed Charges.........................................   4
Use of Proceeds............................................................   5
Description of the Debt Securities.........................................   5
U.S. Federal Income Tax Consequences to Holders............................  11
Plan of Distribution.......................................................  11
Legal Matters..............................................................  12
Experts....................................................................  12

   You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

   We are not offering the debt securities in any jurisdiction in which the offer is not permitted.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Instead of repeating the information that we have already filed with the SEC, the SEC allows us to "incorporate by reference" in this prospectus information contained in documents we have filed with the SEC. Those documents form an important part of this prospectus. Any documents that we file with the SEC in the future will also be considered to be part of this prospectus and will automatically update and supersede the information contained in this prospectus.

   We incorporate by reference in this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we complete or terminate the offering of debt securities by this prospectus.

  . our Annual Report on Form 10-K for our fiscal year ended January 31, 1999; and

  . our Quarterly Report on Form 10-Q for our quarter ended April 30, 1999.

   As allowed by the SEC's rules, we have not included in this prospectus all of the information that is included in the registration statement. At your request we will provide you, free of charge, with a copy of the registration statement, any of the exhibits to the registration statement or a copy of any other filing we have made with the SEC. If you want more information, write in care of or call:

                            Allison D. Garrett, Esq.
               Assistant General Counsel and Assistant Secretary
                             Wal-Mart Stores, Inc.
                               Corporate Offices
                              702 S.W. 8th Street
                          Bentonville, Arkansas 72716
                           Telephone: (501) 273-4505

   You may also obtain a copy of any filing we have made with the SEC directly from the SEC. You may either:

  . read and copy any materials we file with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its offices in New York, New York and Chicago, Illinois; or

  . visit the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

   You can obtain more information about the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus includes and incorporates by reference certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be included, for example, under "Wal-Mart Stores, Inc." and "Use of Proceeds," and in certain portions of our reports and other information incorporated in this prospectus by reference. These forward-looking statements may include statements that address activities, events or developments that we expect or anticipate will or may occur in the future, including:

  . future capital expenditures, including the amount and nature of those expenditures;

  . expansion and other development trends of industry segments in which we are active;

  . our business strategy;

  . expansion and growth of our business; and

  . operations and other similar matters.

Although we believe the expectations expressed in the forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, a number of factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by us or on our behalf. Many of these factors have previously been identified in filings or statements made by us or on our behalf.

   Our business operations are subject to factors outside our control. Any one, or a combination, of these factors could materially affect our financial performance. These factors include:

  . the costs of goods;

  . competitive pressures;

  . inflation;

  . consumer debt levels;

  . currency exchange fluctuations;

  . trade restrictions;

  . changes in tariff and freight rates;

  . Year 2000 issues;

  . unemployment levels;

  . interest rate fluctuations; and

  . other capital market and economic conditions.

   Forward-looking statements that we make or that are made by others on our behalf are based on a knowledge of our business and the environment in which we operate, but because of the factors listed above, actual results may differ from those in the forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We assume no obligation to update any of the forward-looking statements.

                             WAL-MART STORES, INC.

   We are the world's largest retailer as measured by total net sales for fiscal 1999. We had total net sales of $137.6 billion in fiscal 1999, over 90% of which was generated in the United States. We operate mass merchandising stores that serve our customers primarily through the operation of three segments:

  . Wal-Mart stores, which include our discount stores and Supercenters in the United States;

  . SAM'S Clubs, which include our warehouse membership clubs in the United
    States; and

  . the international segment of our business.

   We currently operate in all 50 states of the United States, Puerto Rico, Argentina, Brazil, Canada, Germany and Mexico, and in China and Korea under joint venture agreements. In addition, through our subsidiary, McLane Company, Inc., we provide products and distribution services to retail industry and institutional food service customers. At January 31, 1999, we operated in the United States:

  . 1,869 Wal-Mart stores;

  . 564 Supercenters; and

  . 451 SAM'S Clubs.

   As of January 31, 1999, we also operated 153 Canadian Wal-Mart stores, 13 units in Argentina, 14 units in Brazil, five units in China, 95 units in Germany, 416 units in Mexico, four units in Korea and 15 units in Puerto Rico. The units operated by our International Division represent a variety of retail formats.

   Wal-Mart Stores, Inc. was incorporated in the State of Delaware in 1969.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the ratio of our earnings to fixed charges, for the periods indicated:

                                                                                 Three Months
                                                                                    Ended
                  Year Ended January 31,                                           April 30,
 ----------------------------------------------------------------           --------------------------
 1995       1996            1997            1998            1999            1998            1999
 ----       ----            ----            ----            ----            ----            ----
 4.62x      4.15x           4.59x           5.33x           6.24x           4.98x           6.11x

   For the purpose of computing our ratios of earnings to fixed charges, we have defined "earnings" to mean our earnings before income taxes and fixed charges, excluding capitalized interest and earnings attributable to minority interests owned by others in our subsidiaries.

   We have also defined "fixed charges" to mean:

  . the interest that we pay; plus

  . the capitalized interest that we show on our accounting records; plus

  . the portion of the rental expense for real and personal property that we believe represents the interest factor in those rentals.

   We have not disclosed ratios of earnings to fixed charges and preferred stock dividends because we do not have any shares of preferred stock outstanding.

                                USE OF PROCEEDS

   Except as we otherwise specifically describe in the applicable prospectus supplement, we will use the net proceeds from the sale of the debt securities:

  . to repay the short-term borrowings that we have incurred to acquire land and construct stores and other facilities;

  . to repay short-term borrowings that we have incurred to acquire other companies and assets; and

  . to meet our other general working capital requirements.

Before we apply the net proceeds to one or more of these uses, we may invest those net proceeds in short-term marketable securities.

   We may also incur from time to time additional debt other than through the offering of debt securities under this prospectus.

                       DESCRIPTION OF THE DEBT SECURITIES

   We will issue the debt securities in one or more series under an indenture, dated as of April 1, 1991, that was supplemented by a supplemental indenture dated as of September 9, 1992 (which we refer to together as the "indenture"), between us and The First National Bank of Chicago, as the trustee.

   The indenture is a contract between us and the trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if an "event of default," as that term is described below, occurs. Second, the trustee performs certain administrative duties for us.

   We have summarized below the material provisions of the debt securities to which this prospectus relates and the indenture. However, you should understand that this is only a summary, and we have not included all of the provisions of the indenture. We have filed the indenture with the SEC, and we suggest that you read the indenture. We are incorporating by reference the provisions of the indenture referred to in the following summary, whether by reference to articles, sections or defined terms. The summary is qualified in its entirety by those provisions of the indenture. The section numbers set forth below refer to the sections of the indenture.

   We will describe the particular terms and conditions of any series of debt securities offered in the applicable prospectus supplement. The prospectus supplement, which we will file with the SEC, may or may not modify the general terms found in this prospectus. For a complete description of any series of debt securities, you should read both this prospectus and the prospectus supplement relating to that series of debt securities.

General

   As a holder of these debt securities, you will be one of our unsecured creditors and will have a right to payment equal to that of the other unsecured creditors of Wal-Mart Stores, Inc.

   The debt securities offered by this prospectus will be limited to a total of $10,500,700,000, or the equivalent amount in any non-U.S. currency. The indenture, however, does not limit the amount of debt securities that may be issued under it and provides that debt securities may be issued under it from time to time in one or more series.

   The prospectus supplement will describe the following terms of each series of debt securities:

  . the title of the series;

  . the aggregate principal amount of the debt securities of the series;

  . the date or dates on which the principal will be paid;

  . the percentage of the principal amount at which the debt securities in the series will be issued and, if less than the face amount, the portion of the principal amount payable if the holders or the trustee accelerates the maturity of those debt securities;

  . the annual interest rate or rates payable on the debt securities in the series, which may be fixed or variable;

  . the date or dates from which interest, if any, will accrue;

  . the dates on which interest will be payable and the record dates for the interest payment dates;

  . the place or places where principal, interest and any premium will be paid;

  . the times when we may redeem some or all of the debt securities in the series or you may cause us to redeem some or all of those debt securities and terms of any of those redemptions;

  . the price at which we may redeem, at our option, the debt securities in the series;

  . whether we will be obligated to redeem or purchase any of the debt securities in the series with funds from a sinking fund and the times and terms, including price, on which we must redeem or purchase, those debt securities;

  . if other than denominations of $1,000 or a multiple of $1,000, the denominations, which may include other currencies, in which the debt securities in the series will be issuable and payable;

  . the currency of payment of principal of and interest and any premium on the debt securities in the series;

  . any index, formula or other method that we must use to determine the amount of payment of principal of and interest and any premium on the debt securities in the series;

  . the portion of the principal amount of the debt securities in the series which will be payable upon the acceleration of their maturity if the principal amount payable will be less than the total unpaid principal amount;

  . whether you may elect to be paid or we may pay you in a currency other than the currency in which the debt securities in the series are stated to be payable, and when and on what terms we must or may make that payment;

  . whether the debt securities in the series will be issued in certificated or book-entry form;

  . the applicability, if any, of the defeasance provisions of the indenture, or any modification thereof; and

  . any other specific terms and conditions of the series of debt securities.

   If we sell any series of debt securities for, that we may pay in, or that are denominated in, one or more foreign currencies, currency units or composite currencies, we will disclose applicable restrictions, elections, tax consequences, specific terms and other information with respect to that series of debt securities and the relevant currencies, currencies units or composite currencies in the prospectus supplement relating to the offer of that series.

   We may also offer and sell a series of the debt securities as original issue discount securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, at a substantial discount below their stated principal amount. We will describe the U.S. federal income tax consequences and other special considerations applicable to any original issue discount securities of that kind described in the prospectus supplement relating to that series.

Covenants

   We summarize below the covenants contained in the indenture. Following the summary of these covenants, we provide the definitions of the capitalized terms that are used in the summary.

   Restrictions on Liens. We will not, and will not permit any of our subsidiaries to issue, assume or guarantee any debt for money we borrow if that debt is secured by any mortgage, deed of trust, security interest, pledge, lien or other encumbrance upon any Operating Property belonging to us or of any of our subsidiaries or any shares of stock or indebtedness of any of our subsidiaries, whether owned at the date of the indenture or thereafter acquired, without effectively securing the debt securities equally and ratably with that debt. This restriction does not, however, apply to:

  . mortgages on any property acquired, constructed or improved by us or any of our subsidiaries after January 31, 1991, created or assumed within 60 months after the acquisition, or construction or improvement is complete, or within six months after completion pursuant to a firm commitment for financing arrangement that we enter into within that 60-month period, to secure or provide for the payment of the purchase price or cost;

  . mortgages existing on any property at the time of its acquisition;

  . mortgages existing on any property, shares of stock or debt acquired from a corporation merged with or into us or one of our subsidiaries;

  . mortgages on property of any corporation existing at the time it becomes our subsidiary;

  . mortgages to secure debt of any of our subsidiaries to us or to another of our subsidiaries;

  . mortgages in favor of governmental bodies to secure partial progress, advance or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to those mortgages; or

  . mortgages for extending, renewing or replacing debt secured by any mortgage referred to in the foregoing items or in this item or any mortgages existing on January 31, 1991.

This restriction does not apply to the issuance, assumption or guarantee by us or any of our subsidiaries of debt secured by a mortgage which would otherwise be subject to the restrictions described above up to an aggregate amount which, together with all of our and our subsidiaries' secured debt, not including secured debt permitted under the foregoing exceptions, and the Value of Sale and Lease-back Transactions existing at that time other than those Sale and Lease-back Transactions the proceeds of which have been applied to the retirement of certain long-term debt or to the purchase of other operating property, and other than those Sale and Lease-back Transactions in which the property involved would have been permitted to be mortgaged under the principle described in the first item above, does not exceed the greater of 10% of our Consolidated Net Tangible Assets or 15% of Consolidated Capitalization. (Section 3.03)

   Restrictions on Sale and Lease-back Transactions. We will not and will not permit any of our subsidiaries to, engage in Sale and Lease-back Transactions relating to any Operating Property, except for temporary leases for a term, including renewals, of not more than 48 months and except for leases between us and one of our subsidiaries or between our subsidiaries. However, we or our subsidiaries can engage in that type of transaction if the net proceeds of the Sale and Lease-back Transaction are at least equal to the sum of all costs incurred by us in connection with the acquisition of, and construction of any improvement on, the Operating Property to be leased and either:

  . we or our subsidiary would be entitled to incur debt secured by a mortgage on the property to be leased without securing the debt securities pursuant to the first exception to the prohibition on liens stated under "Restrictions on Liens" above; or

  . the Value thereof would be an amount permitted under the last sentence under "Restrictions on Liens" above; or

  . we apply an amount equal to the sum of all costs incurred by us in connection with the acquisition of, and the construction of any improvements on, that property (1) to the payment or other retirement of certain of our or one of our subsidiary's long-term debt or (2) to the purchase of Operating Property, other than that involved in that Sale and Lease-back Transaction. (Section 3.04)

   Mergers, Consolidations and Sale of Our Assets. We may merge with or consolidate into another corporation or sell or convey all or substantially all of our property to another corporation that is authorized to purchase and operate our property, as long as:

  . immediately after the merger, consolidation, sale or conveyance, the surviving or acquiring corporation is not in default under the indenture;

  . the surviving or acquiring corporation is a U.S. corporation; and

  . the surviving or acquiring corporation assumes, by a supplemental indenture satisfactory to the trustee, the obligation to pay the principal of and interest and any premium on all of the debt securities and to perform our covenants under the indenture. (Section 10.01)

   In the case of a merger or consolidation or a sale or conveyance of all or substantially all of our assets and the assumption of our liabilities under the indenture by a successor corporation, the successor corporation will assume our place in the indenture as if it had originally been a party to the indenture. The successor corporation may then issue debt securities under the indenture. (Section 10.02)

   Definitions. The indenture contains the following defined terms that are used in the covenants. (Section 1.01)

   "Consolidated Capitalization" means the total of all the assets appearing on our and our subsidiaries' consolidated balance sheets less current liabilities and deferred income taxes.

   "Consolidated Net Tangible Assets" means the total of all the assets appearing on our and our subsidiaries' consolidated balance sheets less:

  . current liabilities;

  . reserves for depreciation and other asset valuation reserves;

  . intangible assets such as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense; and

  . appropriate adjustments on account of minority interests of other persons holding stock in any of our majority-owned subsidiaries.

   "Operating Property" means any manufacturing or processing plant, office facility, retail store, wholesale club, Supercenter, hypermart, warehouse, distribution center or equipment located within the United States of America or its territories or possessions and owned and operated now or hereafter by us or any of our subsidiaries and having a book value on the date as of which the determination is being made of more than 0.60% of Consolidated Net Tangible Assets; provided, however, that separate items of equipment with an aggregate book value in excess of $200,000,000 that are secured pursuant to the same financing transaction will constitute one "Operating Property."

   "Sale and Lease-back Transaction" means any arrangement with any person providing for the leasing to us or any of our subsidiaries of any Operating Property, except for temporary leases for a term, including any renewal thereof, of not more than 48 months and except for leases between us and one of our subsidiaries or between our subsidiaries, which Operating Property has been or is to be sold or transferred by us or one of our subsidiaries to that person.

   "Value" means, with respect to a Sale and Lease-back Transaction, as of any particular time, the amount equal to the greater of:

  . the net proceeds from the sale or transfer of the property leased pursuant to that Sale and Lease-back Transaction; or

  . the sum of all of our costs incurred in connection with the acquisition of that property and the construction of any improvements thereon, as determined in good faith by us at the time of entering into that Sale and Lease-back Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease remaining at the time of determination and the denominator of which shall be equal to the number of full years of that term, without regard to any renewal or extension options contained in the lease.

Events of Default, Notice and Waiver

   An event of default with respect to any series of debt securities is:

  .  a default in payment of principal or premium, if any, at maturity;

  .  a default for 30 days in payment of any interest;

  . our failure for 60 days after notice to perform any other of the covenants or agreements in the indenture;

  . our default in the payment of any of our debt or acceleration of any of that debt under the terms of the instrument under which that debt is issued, if that default in payment is not cured or that acceleration is not annulled within 10 days after written notice;

  . certain events in the case of our bankruptcy, insolvency or reorganization; or

  . any other event of default provided with respect to any series of debt securities. (Section 5.01)

   If an event of default occurs and is continuing with respect to any series of debt securities, either the trustee or the holders of 25% in principal amount then outstanding of the debt securities of that series may declare the principal of all the debt securities to be due and payable immediately, but upon certain conditions that declaration may be annulled. The holders of a majority in principal amount then outstanding of the debt securities of a series may waive defaults, except an uncured default in the payment of principal of or interest or any premium on the debt securities. (Sections 5.01 and 5.06)

   We are required to file annually with the trustee a certificate either stating the absence of any default or specifying any default that exists. (Section 3.09) The trustee is required, within 90 days after the occurrence of a default with respect to the debt securities of any series, to give to the holders of the debt securities notice of all uncured defaults known to it. However, except in the case of default in the payment of principal and premium, if any, or interest on any of the debt securities of that series, the trustee will be protected in withholding that notice if the trustee in good faith determines that the withholding of that notice is in the interest of the holders of the debt securities of that series. The term "default," for the purpose of this provision only, means the occurrence of any of the events of default specified above excluding any grace periods. (Section 5.07)

   The trustee is entitled, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of the debt securities of any series before proceeding to exercise any right or power under the indenture at the request of those holders. The indenture provides that the holders of a majority in principal amount of each series of outstanding debt securities may direct, with regard to that series, the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, provided that the trustee may decline to act if that direction is contrary to law or if the trustee determines in good faith that the proceeding so directed would be illegal or would involve it in personal liability. (Section 5.06)

Modification of the Indenture

   The trustee and we, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of each series of the debt securities at the time outstanding affected thereby, may execute supplemental indentures amending, changing or eliminating the provisions of the indenture or of any supplemental indenture or modifying in any manner the rights of the holders of those debt securities. However, no supplemental indenture of that kind may:

  . extend the fixed maturity of any debt securities or the time of payment of interest, reduce the interest rate, the principal amount or any premium to be paid upon redemption or the amount of principal of an original issue discount security that would be payable upon acceleration of maturity, or impair or affect the right of any debt security holder to institute suit for payment or the right of repayment, if any, at the option of the holder of debt securities, without the consent of the holder of each debt securities so affected; or

  . reduce the above percentage of debt securities, the holders of which are required to consent to any supplemental indenture of that kind, without the consent of the holders of all the affected debt securities then outstanding.

(Section 9.02) In some circumstances, the holders of a majority in aggregate principal amount of each series of debt securities may waive all defaults and rescind and annul a declaration that the series of debt securities has become due and payable and the consequences of a declaration of that kind. (Section 5.01)

   The trustee and we, without the consent of the holders of the debt securities, may execute an indenture or supplemental indentures to:

  . evidence the succession of another corporation to us and our successor's assumption to our agreements and obligations with respect to the debt securities and the indenture;

  . add to our covenants further restrictions or conditions that our board of directors and the trustee consider to be for the protection of holders of all or any series of the debt securities and to make the occurrence of a default in any of those additional covenants, restrictions or conditions a default or an event of default permitting enforcement of all or any of the several remedies provided in the indenture with some permissible limitations;

  . cure ambiguities or correct or supplement any provision contained in the indenture or any supplemental indenture that may be defective or inconsistent with another provision;

  . provide for the issuance of debt securities whether or not then outstanding under the indenture in coupon form and to provide for exchangeability of the coupon form securities with debt securities issued under the indenture in fully registered form;

  . establish the form or terms and to provide for the issuance of any series of debt securities under the indenture; and

  . evidence and provide for the acceptance of appointment of a successor trustee and to change the indenture as necessary to have more than one trustee under the indenture. (Section 9.01)

Defeasance of Offered Debt Securities in Certain Circumstances

   The indenture provides that our board of directors may provide by resolution that we will be discharged from any and all obligations in respect of the debt securities of any series upon the deposit with the trustee, in trust, of money and/or obligations of, or obligations the principal of and interest on which are fully guaranteed by, the United States of America, which through the payment of interest and principal those debt securities in accordance with their terms will provide money in an amount sufficient to pay any installment of principal of and interest on the debt securities of that series on the stated maturity of that payments in accordance with the terms of the indenture and those debt securities. A discharge may only occur if we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling to the effect that the discharge will not be deemed, or result in, a taxable event with respect to holders of the debt securities of that series. (Section 11.05)

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Global Securities

   Unless otherwise stated in a prospectus supplement, the debt securities of a series will be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to that series. The global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specified terms of the depositary arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement relating to that series.

Concerning the Trustee

   The First National Bank of Chicago, a national banking association with its principal offices in Chicago, Illinois, is the trustee under the indenture and will also serve as paying agent and registrar.

   The First National Bank of Chicago also serves as trustee under an indenture dated as of December 1, 1986 covering secured bonds issued in the aggregate principal amount of $137,082,000 by the owner-trustees of approximately 24 SAM'S Clubs store properties which are leased to us. We have issued notes in the aggregate principal amount of $1.00 billion under this indenture as originally executed and, as of the date of this prospectus, $7.05 billion under the indenture as supplemented. First Chicago Leasing Corporation, an affiliate of The First National Bank of Chicago, established a business trust which purchased 15 Wal-Mart discount department stores for $53,661,785 and leased the stores back to us for an initial term of 20 years in a transaction which was consummated on December 22, 1992. On November 10, 1994, a second business trust of which First Chicago Leasing Corporation is a beneficiary purchased an additional 23 Wal-Mart discount department stores for $128,842,5000 and leased the stores back to us for an initial term of 20 years. We expect that we will also maintain banking relationships in the ordinary course of business with The First National Bank of Chicago.

                U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS

   A prospectus supplement may describe the principal U. S. federal income tax consequences of acquiring, owning and disposing of debt securities of some series in the following circumstances:

  . payment of the principal, interest and any premium in a currency other than the U. S. dollar;

  . the issuance of any debt securities with "original issue discount," as defined for U. S. federal income tax purposes; and

  . the inclusion of any special terms in debt securities that may have a material effect for U. S. federal income tax purposes.

                             PLAN OF DISTRIBUTION

General

   We may sell the debt securities being offered hereby:

  .  directly to purchasers;

  .  through agents;

  .  through dealers;

  .  through underwriters; or

  .  through a combination of any of those methods of sale.

   We may effect the distribution of the debt securities from time to time in one or more transactions either:

  .  at a fixed price or prices which may be changed;

  .  at market prices prevailing at the time of sale; or

  .  at prices related to the prevailing market prices; or

  .  at negotiated prices.

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

   We may directly solicit offers to purchase the debt securities. Offers to purchase debt securities may also be solicited by agents designated by us from time to time. Any of those agents, who may be deemed to be an "underwriter," as that term is defined in the Securities Act of 1933, involved in the offer or sale of the debt securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth in the prospectus supplement.

   If a dealer is utilized in the sale of the debt securities in respect of which this prospectus is delivered, we will sell those debt securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter," as that term is defined in the Securities Act of 1933, may then resell those debt securities to the public at varying prices to be determined by that dealer at the time of resale.

   If we use an underwriter or underwriters in the sales, we will execute an underwriting agreement with those underwriters at the time of sale of the debt securities and the name of the underwriters will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the debt securities in respect of which this prospectus is delivered to the public. The compensation of any underwriters will also be set forth in the prospectus supplement.

   Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to our contributing to payments those underwriters, dealers, agents and other persons are required to make.

   Underwriters, dealers and agents may engage in transactions with, or perform services for, us or any of our subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

   The validity of the debt securities offered by this prospectus and any prospectus supplement will be passed upon for us by Hughes & Luce, L.L.P., our counsel.

                                    EXPERTS

   The consolidated financial statements of Wal-Mart Stores, Inc. and subsidiaries incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended January 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.


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

                                  $500,000,000




                             Wal-Mart Stores, Inc.




               Puttable Reset Securities PURSSM due June 1, 2018



                                 -------------


                             Prospectus Supplement

                                  May 23, 2000

                                 -------------





                         Banc of America Securities LLC